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                            August 8, 2022

       Jonathan Intrater
       Chief Executive Officer
       Mana Capital Acquisition Corp.
       8 The Green, Suite 12490
       Dover, DE 19901

                                                        Re: Mana Capital
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 27, 2022
                                                            File No. 333-265308

       Dear Mr. Intrater:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

       Registration Statement on Form S-4

       Q: How do I exercise my redemption rights?, page 5

   1. We note your amended disclosure highlighting that Holders of outstanding MANA Units must separate the
underlying securities "far enough in advance" to permit the mailing of the certificates back
to the holder so that the holder may then exercise redemption rights tendering the physical
certificates or electronically delivering the shares within the required time
limitation. Please revise here and on the coverpage to specify the timeframe needed to meet the time
limitation.
 Jonathan Intrater
Mana Capital Acquisition Corp.
August 8, 2022
Page 2
Background and Negotiations with Cardio, page 76

2. We note your revised disclosure in response to prior comment 10 and reissue in part.
         Please explain why the past investment history of those who have invested with Cardio's
         Dr. Warren Hosseinion was a primary concern of diligence. Clarify what diligence
         MANA and/or its counsel conducted and what, if anything, they concluded.
3. We note your revised disclosures in response to prior comment 25. Please revise to indicate what diligence, if any, MANA or its representatives conducted concerning whether Cardio's products underwent processes and procedures to qualify as LDTs, including the requisite processes and procedures, and regulatory
qualification of Cardio   s
         clinical laboratories and other vendors.
Basis for MANA Board of Directors; Recommendation; Fairness Opinion, page 79

4. We refer to your revised disclosures in response to prior comments 13 and 14. Your revised disclosures on pages 81 and 86 indicate that Benchmark
utilized Cardio   s FY2025
         and FY2026 revenue projections in all three customary valuation approaches it conducted to arrive at its fairness opinion. We further note your revised disclosures on pages 35 and
         81 indicate that Cardio   s FY2025 and FY2026 revenue projections were
based on the
         assumption that Cardio would obtain broad-based coverage and reimbursement from third-party payors by 2025 and that the MANA Board did not rely upon
Cardio   s financial
         projections in recommending the Business Combination to its stockholders because the
         financial projections prepared by Cardio    are not reliable.
Accordingly, please revise all
         disclosures concerning Benchmark   s fairness opinion to explain that
Benchmark relied
         upon FY2025-2026 projections that MANA   s Board considers to be
unreliable. Also,
         revise all disclosures indicating that the MANA Board did not rely on
Cardio   s financial
         projections to clarify that Benchmark primarily based its fairness
opinion upon Cardio   s
         FY2025 and FY2026 projections.
Going Concern and Management's Plans, page 142

5. We note your revised disclosures on pages 109 and 142 in response to prior comment 19 as well a your updated disclosures concerning the private placements. Please revise to
       disclose Cardio   s current plans for the proceeds to be received in
connection with the
       Business Combination and private placements, including the approximate amount
FirstName LastNameJonathan Intrater
       intended to be used for each specific purpose. To the extent that the proceeds are not
Comapany    NameMana
       sufficient to carryCapital
                           out theAcquisition  Corp.
                                   strategies you outline on pages 142-143,
then please disclose
Augustwhich   areas
        8, 2022 Page will
                       2 require additional funding in the future.
FirstName LastName
 Jonathan Intrater
FirstName  LastNameJonathan
Mana Capital  Acquisition Corp.Intrater
Comapany
August     NameMana Capital Acquisition Corp.
       8, 2022
August
Page 3 8, 2022 Page 3
FirstName LastName
Exhibits

6. We refer to prior comment 28 and reissue. Please tell us why you removed the disclosure on page 114 regarding these three contracts and provide your analysis for concluding that each of the three agreements is not required to be filed pursuant to
Item 601(b) of
         Regulation S-K.
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Jie Chengying Xiu, Esq.